December 12, 2006

Mail Stop 4561

*By U.S. Mail and facsimile to (770) 804-0509*

Mr. Paul Kelly
President
NB Telecom, Inc.
Saxonburg, Pennsylvania 16056

> **Re:** **NB Telecom, Inc.**
> **Amendment Number One to Registration Statement on Form SB-2**
> **Filed on November 14, 2006**
> **File Number 333-134073**

Dear Mr. Kelly:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.      Noting that NB Telecom will receive most of USIP.com's assets following the change of control of USIP, the spin-off and the rights offering, please provide us with your analysis as to whether NB Telecom was the would be a 12g-3(a) successor for 34 Act reporting purposes.

2.      Please revise this document to discuss the ownership changes of USIP.com and whether the holders of the convertible notes will participate in the spin-off or the rights offering.

3.      Please advise the staff how you determined that USIP.com was not a blank check and therefore subject to Rule 419, the Worm Letter and the Shell Company

release.

Amendment, Extension and Termination, page 4

4.      We note your response to prior comment number 5.  Please revise to state that you will return the funds "promptly" here and elsewhere (page 11, *etc*.) when you discuss termination.

Rights Offering, page 4

5.       We note your response to prior comment number 9; however, we note that you deleted entire subsections.  Please revise to include such subsections regarding payment adjustments, federal income tax consequences and trading market.

Risks Associated with Potential Acquisitions, page 7

6.      We note your response to prior comment number 14; however, you continue to include language stating that "there can be no assurance" in several places on page 7 and on page 11.   Revise to remove all such language.

Forward-Looking Statements, page 7

7.      We note your response to prior number 12; however, you have not moved or deleted your disclosure regarding forward-looking statements on page 7.  Please move or delete.

Certain Federal Income Tax Consequences of the Spinoff, page 14

8.      Please revise your heading to omit "certain" and to convey that you address federal income tax consequences or material federal income tax consequences.

9.      In your sentence, "[I]n the event the transaction is not granted tax-free status…," your disclosure should not assume the tax consequence in issue.  Please revise to opine whether or not the transaction will be tax-free.

Use of Proceeds, page 20

10.     We note on page ii that the registration and distribution expense to be payable by the company in connection with this rights offering is $62,000 (approximately). Please revise the use of proceeds section to be consistent with these disclosures.

Management Discussion and Analysis, page 21

11.     We note your response to prior comment number 26; however, we see no disclosure regarding the company's financial condition nor its cash flows.  Please revise to discuss your financial condition and cash flow.  In addition, please revise to include a discussion of your net loss with respect to your income statement.

Dilution, page 22

12.     Please revise your computation of pro forma net tangible book value to include the approximate cost of this offering (i.e. $600,000 proceeds less $62,000 of transaction costs).

Management's Discussion and Analysis –
The Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004
Liquidity and Capital Resources, page 23

13.     Please revise to include a liquidity discussion, consistent with that which was previously presented on page 22 (under the title Plan of Operation).  Expand the discussion to disclose the impact of the rights offering based on the various subscription levels and state the company's efforts in obtaining short-term loans from directors or other third parties.

14.     Since the subscription rights will expire if they are not exercised by December 31, 2007 or later if the rights exercise date is extended please expand the filing to address the company's long-term liquidity plans.

Customers, Sales and Marketing, page 25

15.     We note your response to prior comment number 31; however, we did not see new disclosure in this section regarding the average amount paid to the location owners and the phone line owners.  Please revise to respond to the comment.

Description of Property, page 28

16.     We note your response to prior comment number 3.  Please revise to provide the location of the property in accordance with Item 102 of Regulation S-B.

Principal Stockholders, page 29

17.     Please revise the table to be based on 49,632,222 shares of common stock to be outstanding after the spin-off.

Financial Statements
Note 1 – Nature of Business and Summary of Significant Accounting Policies, page F-8

18.     We noted your response to comment # 41.  Please tell us the total amount of
        common expenses (paid by USIP) not recorded in your financial statements for
        each period presented.  If material, describe how common expenses paid by USIP
        have been allocated to the company's financial statements and state how the
        method used to allocate the expenses is reasonable.  Refer to Staff Accounting
        Bulletin Topic 1.B. and confirm that the financial statements reflect all costs of
        doing business.

19.     Please clarify if the financial statements include the accounts of NB Payphones,
        LTD, which is also a subsidiary of USIP.Com, Inc.

20.     We noted your response to comment #42.  Please clarify if the salary of Mr. Kelly
        is reflected in the interim reporting periods.  Please advise and revise if necessary.

Note 9 – Going Concern Considerations, page F-12

21.     Please expand your disclosure in the first paragraph to clarify what is meant by
        minimal operating expenses.  In addition, quantifying the amount required for the
        expected level of operations to be conducted by the company during the next
        twelve months.

22.     It appears that Greenwich Holdings, LLC, a company that is owned by Joseph
        Passalaqua, will be the company's largest shareholder.  Please expand the note to
        describe any agreements with this shareholder to meet operating expenses.

23.     Please expand the note to describe, as disclosed, the actions being taken to revise
        the company's operating and financial requirements which provide them with the
        opportunity to continue as a going concern.

Other Regulatory

24.     Please revise to provide updated financial statements in accordance with Item
        310(g) of Regulation S-B and provide a current consent in any amendment.

Exhibit 8.1

25.     We note that you represent that holders will not recognize income tax on page 14
        regarding the spinoff and on page 20 with respect to the rights distribution.  We
        see that you do not state an opinion in Exhibit 8.1 regarding whether or not the
        holders will recognize taxes as a result of the transactions.  Please revise the
        Exhibit 8.1 to state your opinion with respect to the tax-free nature of the

transactions.

26. The sentence beginning with "[B]ased upon and subject to" addresses the accuracy of the summaries.  You need to opine on the tax consequences, not the manner in which you describe them in the registration statement.  Please revise your opinion accordingly.

27. Please revise first sentence of the penultimate paragraph.  Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion, or other limitation on whom may rely on the opinion, are not permitted.

*          *          *

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Christina Harley at (202) 551-3695 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters.  Please contact Timothy Geishecker at (202) 551-3422 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc:     Richard W. Jones
        Buker, Jones & Haley
        115 Perimeter Center Place – Suite 170
        Atlanta, GA  30346-1238